SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               16 November, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Offer for PlusNet announcement made on 16 November, 2006



DC06-616 16 November 2006

                BT MAKES RECOMMENDED CASH OFFER FOR PLUSNET PLC

BT today announced it has made a recommended cash offer for PlusNet, offering 210p per share, valuing the company at approximately GBP67m.

The offer for PlusNet fits perfectly with BT's strategy of providing its customers with the most that broadband can deliver. Broadband is increasingly becoming more than just fast internet access and PlusNet has a strong reputation for both customer service and innovation.

Operating since 1997, PlusNet was listed on the Alternative Investment Market in 2004. It has grown rapidly during the last few years and now has close to 200,000 broadband customers as well as an additional narrowband customer base. If the offer is accepted, PlusNet will retain its brand and distinct identity. It will continue to operate from its base in Sheffield and Lee Strafford will remain its CEO. For the 12 months to 30 June 2006 the company had revenues of GBP41m, EBITDA of GBP7.5m and net income of GBP3.9m.

BT Retail chief executive, Ian Livingston said: "This offer makes great sense for BT. We already provide the UK's most popular and best-performing ADSL broadband service and this acquisition will ensure that even more people can enjoy our market-leading services. PlusNet's customers and employees will benefit from the combination of PlusNet's excellent platform and access to BT's resources and technology development."

Lee Strafford, CEO of PlusNet said: "I am pleased to announce BT's offer this morning. Whilst the PlusNet Directors continue to believe that PlusNet is a high quality business, our sector is consolidating and there are considerable benefits to PlusNet in becoming part of BT. BT recognises the importance of retaining PlusNet's identity and culture and I believe this will give rise to exciting opportunities for PlusNet, our customers and our employees."

The directors of the company, having unanimously recommended the offer, have provided irrevocable undertakings to accept BT's offer.

Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date  16 November, 2006